UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Good Guys, Inc.

(Name of Subject Company (Issuer))

Good Guys, Inc.

(Names of Filing Persons)

Options to Purchase Common Stock, par value $.001 per share,
Granted to Employees and Non-Employee Directors Prior to November 8, 2000
(Title of Class of Securities)

382091106
(CUSIP Number of Class of Securities)

David A. Carter
1600 Harbor Bay Parkway
Suite 200
Alameda, California 94502
(510) 747-6000
(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)

with a copy to:
Joseph B. Hershenson, Esq.
Maurine M. Murtagh, Esq.
J. Alex Moore, Esq.
Howard, Rice, Nemerovski, Canady,
Falk & Rabkin
A Professional Corporation
Three Embarcadero Center, 7th Floor
San Francisco, California 94111
(415) 434-1600

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee

$90,000.20	$7.28

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 450,001 shares of common stock of Good Guys, Inc., will be purchased pursuant to this offer at the offer price of $0.20 per option share. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $80.90 per million dollars of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid: $7.28	Form or Registration No.: Schedule TO
	Filing Party: Good Guys, Inc.	Date Filed: November 7, 2003

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 4. Terms of the Transaction.
Signature
Exhibit Index

          This Amendment No. 1 amends and/or supplements the Tender Offer Statement on Schedule TO (as amended and/or supplemented from time to time, the “Schedule TO”) filed with the Securities and Exchange Commission (the “SEC”) by Good Guys, Inc. (“Good Guys”) relating to the offer (the “Offer”) by Good Guys to each option holder of the opportunity to tender for purchase by Good Guys all of his or her currently outstanding options to purchase shares of Good Guys common stock, whether or not vested, granted to employees and non-employee directors prior to November 8, 2000 under Good Guys’ 1985 Stock Option Plan or 1994 Stock Incentive Plan, regardless of the exercise price of such options (each, an “eligible option”), at a price equal to $0.20 per option, net to the seller in cash, without interest.

Item 4.   Terms of the Transaction

The Schedule TO is hereby amended and supplemented by adding the following thereto:

The Offer expired at 5:00 p.m. Pacific Time on December 8, 2003. Upon expiration of the Offer, 100% of all then outstanding eligible options had been validly tendered and not withdrawn. As described in the Offer to Purchase under “Section 5. Acceptance for Payment and Payment for Eligible Options” and “Section 6. Certain Conditions to the Offer”, Good Guys is not required to purchase the eligible options and complete the Offer until the merger of a subsidiary of CompUSA with and into Good Guys is consummated. Following the consummation of the merger, Good Guys will accept for payment, and will pay for, promptly, all validly tendered eligible options.

Signature

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Good Guys, Inc.

/s/ David A. Carter

Name: David A. Carter
Title: Chief Financial Officer and Secretary

Date: December 10, 2003

Exhibit Index

Exhibit No.	Description

(a)(1)	Offer to Purchase, dated November 7, 2003*
(a)(2)	Cover Letter to the Offer to Purchase, dated November 7, 2003*
(a)(3)	Form of Acceptance Letter*
(a)(4)	Form of Withdrawal Letter*
(d)(1)	Good Guys, Inc. 1985 Stock Option Plan, as amended*
(d)(2)	Good Guys, Inc. 1994 Stock Incentive Plan, as amended and in effect prior to November 8, 2000*

*	Previously filed

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